UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

PRESS RELEASE	ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

ARCADIS SIGNS EXPANDED FACILITY

MANAGEMENT CONTRACT WITH PHILIPS

ARNHEM, THE NETHERLANDS — February 15, 2008 — ARCADIS (EURONEXT: ARCAD), the international consultancy, design and engineering company, today announced that a new, larger, five year facility management contract was signed between Philips and ARCADIS AQUMEN FM, a joint venture between ARCADIS and U.K-based Carillion. Because of the expiration of the last four year contract, Philips has organized a tendering procedure in which ARCADIS AQUMEN was again selected as partner. In the new contract services are offered to facilities of Philips in the Netherlands and Belgium. It is expected that the floor space managed under the new contract will ultimately range between 1.2 and 1.5 million square meters, more than double the amount from the previous contract of 600.000 square meters. ARCADIS AQUMEN expects the annual gross revenue in the contract to amount to € 50 to € 60 million. Further financial details were not disclosed.

ARCADIS AQUMEN has provided facility management services for a number of Dutch Philips locations since 2003. In addition to a larger number of locations, the new contract also foresees an expansion in the number of services. ARCADIS AQUMEN will operate as an independent Facility Management provider, taking responsibility for purchasing and the quality level of the services, including the cost savings that are to be realized. With this approach, the company is one of the fastest growing independent suppliers of facility management services in the Benelux market.

ARCADIS Board Member Michiel Jaski about the contract: “We are proud that Philips has selected ARCADIS AQUMEN as a partner for its facility management services. It is a major challenge for us to contribute to Philips’ goals for further process improvement and value creation. The contract with Philips demonstrates that our focus on providing added value to clients is yielding results and is a clear sign that the chosen strategy of ARCADIS AQUMEN to be an independent FM provider leads to market successes.”

Notes to editors

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and over €1.5 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions. Visit us on the internet: www.arcadis-global.com

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

Carillion plc is a leading provider of integrated solutions for buildings, infrastructure and services in the UK, with well-established businesses internationally.  As a FTSE 250 company with annual revenue in the region of £4 billion and around 50,000 employees, the Group delivers high quality, cost-effective and sustainable solutions using its wide range of skills and resources.  Its key target markets are facilities management and support services for public and private sector customers, health, defence, education and transport (rail and road infrastructure) and building.

For more information contact:

Joost Slooten, ARCADIS at *31-26-3778604, cell phone +31-6-2706-1880 or email at j.slooten@arcadis.nl

Eric Drent, Philips at *31-40-2783964 or email at eric.drent@philips.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: February 19, 2008	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer